EXHIBIT 12.1

APACHE CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In millions, except ratio data)

(Unaudited)	2012	2011	2010	2009	2008
EARNINGS
Pretax income from continuing operations	$4,877	$8,093	$5,206	$326	933
Add: Fixed charges excluding capitalized interest	255	246	306	286	214

Adjusted Earnings	$5,132	$8,339	$5,512	$612	$1,147

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest expense including capitalized interest (1)	$509	$433	$345	$310	$281
Amortization of debt expense	7	6	18	5	4
Interest component of lease rental expenditures (2)	73	70	64	31	24

Fixed charges	589	509	427	346	309

Preferred stock dividend requirements (3)	185	134	55	12	7

Combined Fixed Charges and Preferred Stock Dividends (1)	$774	$643	$482	$358	$316

Ratio of Earnings to Fixed Charges	8.71	16.39	12.93	1.77	3.72

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	6.63	12.97	11.44	1.71	3.63

(1)

Interest expense related to the provisions for uncertainty in income taxes under ASC Topic 740, “Income Taxes” is not included in the computation of ratios of earnings to fixed charges and combined fixed charges and preferred stock dividends.

(2)

Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 25 to 35 percent of rental payments related to interest factors for all periods presented.

(3)	The Company does not receive a tax benefit for its preferred stock dividends. This amount represents the pre-tax earnings that would be required to cover its preferred stock dividends.